SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2007
WASH, D.C.
185

SEC[...] [...]ON

07007319

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerivet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26550 SILVERADO COURT
(No. and Street)

MORENO VALLEY (City) CA (State) 92555 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELTON JOHNSON JR (310) 641-6284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – if individual, state last, first, middle name)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/12

OATH OR AFFIRMATION

I, ELTON JOHNSON, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerivet Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public JOSHUA L. QUINTON, SSG, USA 10 USC 1044(a)

FORT LEWIS, WASHINGTON JUDGE ADVOCATE GENERAL CORPS U.S. ARMY PURSUANT TO TITLE 10 SECTION 1044A USC

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



U.S. Code collection

§ 1044a. Authority to act as notary

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(a) The persons named in subsection (b) have the general powers of a notary public and of a consul of the United States in the performance of all notarial acts to be executed by any of the following:

(1) Members of any of the armed forces.

(2) Other persons eligible for legal assistance under the provisions of section 1044 of this title or regulations of the Department of Defense.

(3) Persons serving with, employed by, or accompanying the armed forces outside the United States and outside the Commonwealth of Puerto Rico, Guam, and the Virgin Islands.

(4) Other persons subject to the Uniform Code of Military Justice (chapter 47 of this title) outside the United States.

(b) Persons with the powers described in subsection (a) are the following:

(1) All judge advocates, including reserve judge advocates when not in a duty status.

(2) All civilian attorneys serving as legal assistance attorneys.

(3) All adjutants, assistant adjutants, and personnel adjutants, including reserve members when not in a duty status.

(4) All other members of the armed forces, including reserve members when not in a duty status, who are designated by regulations of the armed forces or by statute to have those powers.

(5) For the performance of notarial acts at locations outside the United States, all employees of a military department or the Coast Guard who are designated by regulations of the Secretary concerned or by statute to have those powers for exercise outside the United States.

(c) No fee may be paid to or received by any person for the performance of a notarial act authorized in this section.

(d) The signature of any such person acting as notary, together with the title of that person's offices, is prima facie evidence that the signature is genuine, that the person holds the designated title, and that the person is authorized to perform a notarial act.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

March 19, 2007

Mr. Elton Johnson
Amerivet Securities, Inc.
PO Box 1074
Inglewood, CA 90308

Dear Elton:

I am enclosing the annual audited report Amerivet Securities, Inc. for the year ended December 31, 2006. There are six copies, including your file copy. The second page of the facing page must be signed by you, notarized and copied. Be sure to mail them as follows:

1 copy -
NASD Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attention: Eleanor M. Sabalbaro
(240) 386-5161

A courtesy copy to -
National Association of Securities Dealers, Inc.
300 S. Grand, Ste. 1600
Los Angeles, CA 90017
(213) 229-2300

2 copies -
Securities Exchange Commission
Office of Filings and Information Systems
100 F Street
Washington, DC 20549
(202) 551-6551

A courtesy copy to –
Randall R. Lee, Regional Director
Securities Exchange Commission
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648
(323) 965-3998

[illegible]TH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

AMERIVET SECURITIES, INC.

CONTENTS



ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Amerivet Securities, Inc.

I have audited the accompanying statement of financial condition of Amerivet Securities, Inc. as of December 31, 2006 and related statements of income, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Amerivet Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Amerivet Securities, Inc. as of December 31, 2006 and the statement of income, cash flows and shareholder's equity for the year then ended in conformity with the accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Amerivet Securities, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. In addition, the Company has stopped trading because of its Net Capital deficiency. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Elizabeth Tractenberg
Los Angeles, California
March 18, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

A courtesy copy to -
Department of Corporations
Securities Regulation Division
320 West 4th Street, Suite 750
Los Angeles, CA 90013-1105
Broker/Dealer Section

Sincerely,

Elizabeth Tractenberg, CPA

AMERIVET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash		$ 42
Receivable from shareholder		24,429
TOTAL ASSETS		$ 24,471

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses		$ 800
Due to NASD		44,359
TOTAL LIABILITIES		45,159
SHAREHOLDER'S EQUITY		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	
Paid-in capital	210,089	
Retained earnings (deficit)	(231,777)	(20,688)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 24,471

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Directed commissions income	$ 37,126
All other income	22,939
TOTAL REVENUES	60,065
OPERATING EXPENSES - see page 8	63,193
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(3,128)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (3,928)

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	1,000	$ 1,000	$ 210,089	$ (227,849)	$ (16,760)
Net Income (Loss)				(3,928)	(3,928)
Balance, December 31, 2006	1,000	$ 1,000	$ 210,089	$ (231,777)	$ (20,688)

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net loss	$	(3,928)
Amortization		
Changes in operating assets and liabilities:		
Commissions receivable		1,107
Accounts payable and accrued expenses		(1,898)
NASD fees		4,596
Net cash provided (used) in operating activities		(123)
Cash Flows from Investing Activities:		
Investments		0
Cash Flows from Financing Activities:		
Capital contributed		0
Net decrease in cash		(123)
Cash at beginning of year		165
Cash at end of year	$	42
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	4,246

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - BUSINESS AND ABILITY TO CONTINUE IN EXISTENCE

Amerivet Securities, Inc. (the Company), was incorporated on August 1993 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company became a member of the NASD on May 13, 1994.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and accordingly, is exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company is in violation of Net Capital Required by Rule 15c3-1 and has stopped trading at the end of August 31, 2002. The only source of income currently is from mutual fund trailers and consulting agreements with the California State Controller's office. The principal of the firm has been out of the country for the greater part of 2006 supporting the military efforts in Iraq. Management is currently negotiating an infusion of capital in return for an equity position.

NOTE 2 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company has a net Federal operating loss carry forward NOL of approximately $212,000 which can be used through years 2007 - 2022. The State income tax is a minimum requirement of $800. The NOL is being used to off-set current year income.

NOTE 4 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

NOTE 5 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

AMERIVET SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES

NASD fees	$	4,976
Officer's fees		25,358
Other fees		450
Outside services		25,988
Prior year expenses		2,546
Professional fees		2,200
All other expenses		1,675
TOTAL OPERATING EXPENSES	$	63,193

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	(20,688)
Nonallowable assets - officer loan		(24,429)
NET CAPITAL	$	(45,117)
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	3,012
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL (DEFICIT)	$	(50,117)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	(49,633)
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	45,159
Percentage of aggregate indebtedness to net capital		-100.09%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	(49,393)
VARIANCE		
Cash		(125)
Reduction in NASD penalty		2,800
Decrease in provision for franchise taxes		1,600
Rounding		1
NET CAPITAL PER AUDITED REPORT	$	(45,117)

See accompanying notes to financial statements

PART II

AMERIVET SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Amerivet Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Amerivet Securities, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
Amerivet Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

It has come to my attention that the NASD has brought forth, in the past, disciplinary actions against the Company for failure to maintain sufficient minimum net capital and for failing to timely file Form G-37 in connection with four municipal securities underwritings sold on a firm commitment basis. The Company has failed to report customer complaints and continued to engage in a securities business when its net capital was below the required minimum three times during the year 1997 and failing to develop and maintain a written training plan for the firm's covered registered persons. The NASD on a number of occasions requested that the Company take steps to correct the firm's use of cash basis accounting, maintenance of customer account files and other supervisory procedures be improved. I continue to impress upon the Company's principal the importance of accrual basis accounting and proper record keeping.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Los Angeles, California
March 18, 2007


END